UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C/A: Amendment to Offering Statement
☐ Check box if amendment is material and investors must reconfirm within five business days.
✔ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination Reporting

Issuer Information

Name of issuer
The Town Kitchen, PBC

Legal status of issuer

Form
Public Benefit Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 9, 2015

Physical address of issuer
2325 E 12th St., Oakland, CA 94601

Website of issuer
https://www.thetownkitchen.com/

Current number of employees
The Company has 35 full-time employees

Annual Report Disclosure Requirements

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$559,634	$191,524
Cash & Cash Equivalents	$198,737	$16,672
Accounts Receivable	$0	$44,546
Short-term Debt	$244,134	$188,054
Long-term Debt	$2,152,490	$590,001
Revenues/Sales	$1,343,340	$1,627,000
Cost of Goods Sold	$914,610	$1,099,768
Taxes Paid	$5,488	$6,361
Net Income	($1,029,140)	($1,016,324)

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is b furnished by Pearachute Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "o for the sole purpose of providing certain information about the Company as required by the Securities and Excha Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequac this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or complete of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation C 227.100 et seq.) which requires that it must file a report with the Commission annually and post the repor its website at www.pearachutekids.com no later than 120 days after the end of each fiscal year covered by report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and hav fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and hav assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25th, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-loo statements and are subject to risks and uncertainties. All statements other than statements of historical fact or rela to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-loo statements give the Company's current reasonable expectations and projections relating to its financial condit results of operations, plans, objectives, future performance and business. You can identify forward-looking statem by the fact that they do not relate strictly to historical or current facts. These statements may include words suc "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" other words and terms of similar meaning in connection with any discussion of the timing or nature of future opera or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by refere herein or therein are based on reasonable assumptions the Company has made in light of its industry experie perceptions of historical trends, current conditions, expected future developments and other factors it believes appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that t statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are bey the Company's control) and assumptions. Although the Company believes that these forward-looking statements based on reasonable assumptions, you should be aware that many factors could affect its actual operating financial performance and cause its performance to differ materially from the performance anticipated in the forw looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumpt

Table of Contents

Summary

Risk Factors

The SEC requires the Company to identify the risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in business and all companies in the economy are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a Limited operating history upon which you can evaluate the Company's performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount the Company is attempting to raise in this Offering may not be enough to sustain its current business plan
To achieve the Company's near and the long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or any portion of his or her investment.

The Company relies upon other companies to provide goods and services for its products and services
The Company depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the Company's products and services may be adversely impacted if companies to whom we delegate manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

We rely upon Amazon Web Services (AWS) to operate our platform, and any disruption or interference with our use of AWS would adversely affect our business, results of operations, and financial condition. We outsource all of our cloud infrastructure to AWS which hosts our products and platform. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have engineered our product so that if AWS has a service interruption, it will not interfere with the flow of traffic and messages on our clients' platforms.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, the Company is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure

controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and a disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may implement new lines of business or for new products or services within existing lines of business
As an early stage Company, the Company may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of businesses or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company may not be able to retain or hire key management and employees
The success of and ability to implement the Company's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as the Company continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that the Company will be able to attract such personnel, the failure to do so could result in loss of business or impairment of the Company's financial condition.

The Company relies on 3rd parties to provide technology and merchant services
The Company relies on 3rd parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third-party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish the Company's reputation and brand.

Intellectual property claims
The Company does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance were guarantee that 3rd parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on the Company's business and operations.

Collection of customer data
The Company will collect personal information from its customers and other 3rd parties. While the Company takes steps to protect this data, there is a risk that the data could become compromised. Additionally, the Company may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, the Company may rely on third-party companies and service providers to assist with collecting and storing data. This exposes the Company to potential risk if those 3rd parties have a potential breach or otherwise violate privacy regulations and laws.

Limited Runway
The Company has limited capital with which it can maintain operations. Excluding this Offering, the Company has sufficient capital to continue operations for the next 4-5 months. The Company will be able to extend its operations if this raise is successful. In addition to this Offering, the Company is in the process of raising funds from existing investors.

COVID-19 Impacts:
COVID Impacts have significantly reduced the available office segment to sell into. Ongoing impacts from COVID outbreaks in Northern California could continue to delay employers from returning to their offices hampering existing business and any potential for new business in office segment.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Even if the Securities become tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney regarding the implications of these restrictions on transfer.

Prospective Purchasers should be aware of the long-term nature of this investment. There is not now and there likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of regulation CF. It is not currently contemplated that registration under the Securities Act of 1933 or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that prospective Purchasers may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until and unless the Company decides to convert the Securities into equity securities or there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or any of its assets or revenues for an indefinite period of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion event and the Company elects to convert the Securities into equity securities. The Company is under no obligation to convert the Securities into equity securities. In certain situations, such as a sale of the Company or substantially all of the Company's assets, and Initial Public Offering or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights

Purchasers will not have the right to vote upon matters of the Company even if their Securities are converted into equity securities. Upon such conversion, the equity securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the equity security holders are required to enter into a proxy agreement with the Intermediary insuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a ground offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not have inspection rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. other security holders of the Company may have such rights. Regulation CF requires only that the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers are unable to declare the Security and "default" and a demand repayment

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a Future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, made the Purchaser's demand payment, and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities and it may never undergo a liquidity event

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. Additionally, the Company may never undergo a liquidity event, such as a sale of the Company or an Initial Public Offering. If neither the conversion of the Securities nor at a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests and they have no ownership rights, no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

The Securities acquired by Purchasers may become significantly diluted as a consequence of subsequent financings

The Company equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from a conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach of the next major corporate milestone. If the funds are not sufficient, the Company may be required to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially of a function of Capital Market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

If the Securities convert to equity securities, those equity securities may be substantially different from other equity securities offered or issued at the time of conversion

To converting Security holders equity securities that are materially distinct from other equity securities it may issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Purchasers of the Securities, if converted, will be distinct from the equity securities issued to new purchasers in at least of the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or antidilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) will bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchases of the Company equity securities.

There is no present market for the Securities and the Company has arbitrarily set the price

The offering price was not established in a competitive market. The Company has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities or the Company and is not based on the Company's net worth or prior earnings. The Company cannot assure prospective Purchasers that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debtholders

If the Company is dissolved or enters into bankruptcy, Purchasers of the Securities, which have not been converted will be entitled to distributions as described in Exhibit E. Such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred dock holders, have been paid in full. If the Securities have been converted, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of the Securities nor holders of the Securities after conversion can be guaranteed a return in the event of a dissolution or bankruptcy.

Even though the Securities provides for mechanisms whereby a Securities holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled

In certain events provided in the Securities, holders of the Securities may be entitled to a return of their principal amount. Despite the contract will provision in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment.

BUSINESS

Description of the Business

The Town Kitchen, PBC operates a Business to Business Food Delivery Platform that employs, empowers and elevates inner city youth to explore and enable their untapped potential.

The Company's Products and Services

The Town Kitchen, PBC services businesses and nonprofits that are in need of food and beverage solutions for their offices, trainings and conferences. The company provides grab n go sandwiches, salads and other fresh prepared meals, baked goods. The company has also began selling in the wholesales segment to other food distributors since Q2 of 2020.

Competition

The competitive landscape includes a variety of technology enabled food delivery platforms and small regional catering companies. The Town Kitchen, PBC is the only company that has embodied employing and empowering SF Bay Youth while elevating the local food ecosystem by sourcing from minority and women owned companies.

Customers

The customer base declined to 125 entities including Whole Foods, Kehe, UNFI and other food distribution companies. Legacy office customers have been put on hold until employers return to work following COVID impacts.

Intellectual Property

The Company has no significant Intellectual Property.

Governmental/Regulatory Approval and Compliance

The Company does not face unique regulatory requirements.

Litigation

To the Company's knowledge, there is no actual or pending litigation against the Company.

DIRECTORS AND OFFICERS

The duly appointed directors and officers of the Company are listed below along with all their positions and offices held at the Company and their principal occupation and employment responsibilities for the past 3 years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Past 3 Years
Julie Lein	Board Member, Secretary	Julie is the Managing Partner of Urban Innovation Fund, LP, a Venture Capital firm that provides seed capital and regulatory support to startups tackling tough urban challenges. At the Company, Julie provides fiduciary responsibility including legal adherence and compliance.
Wes Selke	Board Member	Wes is the Managing Director at Better Ventures, a Venture Capital Firm.
Ahmed Rahim	Independent Board Member	Ahmed is the CEO of Numi Organic Tea. He also serves on the boards for profit and non-profit organizations.

Eric Quick	President & CEO	From 2011-present, Eric has been the CEO of Cloud 9 Performance Solutions, LLC DBA Cloud 9 Fresh. From June 2016-September 2017, Eric was the Vice President of Commercial Operations at Juicero. From May 2019-present, he has been a Co-founder of PocketCFO. From September 2018-present, he has been an advisor to Drink Lumen. From April 2018-present, he has been the CEO of the Company.

Julie Lein

Julie graduated from Stanford University with a BA in Public Policy and Massachusetts Institute of Technology - Sloan School of Management with a MBA. Julie currently is Co-Founder and Managing partner at Urban Innovation Fund, a venture capital firm focused on seed capital and regulatory support to startups tackling our toughest urban challenges - helping them grow into tomorrow's most valued companies. Julie previously started Tumml, the startup hub for urban tech. Tumml's mission is to empower entrepreneurs to solve urban problems with a goal is to share best practices to enhance the urban innovation ecosystem.

Wes Selke

Wes enjoys rolling up his sleeves to help mission-driven entrepreneurs realize their vision for building high-growth world-changing companies. Wes has 15 years of venture capital and financial advisory experience with Good Capital's Social Enterprise Expansion Fund, William Blair, and Ernst & Young's Mergers & Acquisitions Wes holds an MBA in Entrepreneurship from Haas School of Business at UC Berkley and earned a BBA in Finance and Accounting from University of Michigan.

Ahmed Rahim

Ahmed Rahim is the Co-Founder, CEO and Chief Alchemist behind Numi Organic Tea, the largest premium, organic, Fair Trade Certified tea company in North America. Ahmed is responsible for all of the unique Numi blends and products the company introduces to the marketplace. He started the company in 1999 in Oakland, California with his sister, Reem Rahim Hassani. At Numi, Ahmed travels to remote regions of the world seeking unique herbs and teas unknown in the United States, building partnerships with farmers and their communities. Ahmed chairs the Numi Foundation, focusing on the Together for H2OPE initiative, bringing clean water to Numi Inc's farming community. At home in the Bay Area, he co-founded OSC2, One Step Closer to an Organic Sustainable Community, a national community of sustainable natural products CEO's and business leaders driving positive change and building sustainable awareness in the food industry. Ahmed sits on various for profit and non-profit boards enhancing their growth strategy and sustainability goals. Ahmed's core goal is to be in service to those focused on caring for their community and creating positive change for our environment. Ahmed previously attended New York University leading up to founding Numi Tea.

Eric Quick

Eric has thirty years' experience in operations management in the industries of foodservice, retail, e-commerce, technology and manufacturing. Eric has held senior leadership positions with start-up ventures and notable companies including McDonald's, Disney, Safeway and Revolution Foods. Eric is a serial entrepreneur with a passion for developing high caliber emotionally intelligent teams who successfully tackle hyper growth business opportunities. His track record demonstrates his ability to nurture and accelerate big ideas from inception to multi-year growth opportunities.

Eric is enrolled in a Masters of Science Program - Integrated Technology, Design and Business of Innovation at the University of Southern California. He has a MBA from the University of Redlands. He has a Bachelor of Science from California State University, Chico in Recreation Administration, Focus Resort, and Lodging Management

Indemnification

The Company is authorized to indemnify its officers, directors, managers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Current number of employees

The Company has:

- 21 full-time employees
- 12 part-time employees

CAPITALIZATION AND OWNERSHIP

Capitalization

Below are the securities and classes of securities that are authorized and outstanding:

Class of Security	Authorized	Outstanding	Voting Rights	Par Value
Common Stock	20,000,000	627,272	Yes	$.0001
Preferred Stock	2,000,000	1,902,179	Yes	$.0001

The Company has the following outstanding debt:

Date Loan Received	Lender	Amount	Interest Rate	Maturity Date	Current
December 2017	ISEED	$100,000	8.5%	December 2024	Yes
June 2019	Community Vision	$350,000	6.0%	June 2024	Yes
Jan 2020	Mission Driven Finance	$250,000	6%	Jan 2023	Yes
July 2020	SBA	$150,000	3.75%	July 2050	Yes
November 2020	Community Vision	$400,000	4.0%	November 2027	Yes
Feb 2020	Arno Hess	$25,000	8.5%	Feb 2021	No
March 2020	Martin Family Foundation	$100,000	8.5%	March 2021	No
July 2020	Arrow Foundation	$50,000	8.5%	July 2021	Yes

Ownership

No single person beneficially owns more than 20% of the company's outstanding voting securities.

Previous Securities Offerings
The Company has made the following securities offerings in the past 3 years:

Date	Exemption	Security Type	Amount Raised	Use of Proceeds
Spring 2017	Section 4(a)(2)	Preferred Stock	$900,139	Growth Capital
Fall 2018	Section 4(a)(2)	Preferred Stock	$530,000	Headcount and Operating Capital

In addition to this Offering, the Company is conducting a raise from its current investors pursuant to Section 4(a)(2) in an amount that is to be determined. The use of proceeds will be used to fund operating expenses and growth.

FINANCIAL INFORMATION

Financial information for the Company can be found on the cover page of this Form C, in this section, and attached as Exhibit C.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons, which is defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the preceding persons; or any entity controlled by any such person or persons.

The Company has not entered into related person transactions.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C, together with the Offering Statement and its exhibits, to be signed on its behalf by the duly authorized undersigned.

The Town Kitchen, PBC, a Delaware corporation

By: /s/Eric Quick

Name: Eric Quick

Title: President and CEO, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/Eric Quick

Name: Eric Quick

Title: President, CEO and Accounting Officer

By: /s/Julie Lein

Name: Julie Lein

Title: Board Member

By: /s/Ahmed Rahim

Name: Ahmed Rahim

Title: Board Member

Exhibit A:
Financial Statements

The Town Kitchen, PBC
Profit and Loss
January - December 2020

	Total
Income	
40000 Revenue	0.00
41000 Cafe Sales	
41100 Breakfast	102,415.65
41200 Lunch	
41210 Lunchbox	
41211 Cold	262,454.82
41212 Hot	19,002.01
Total 41210 Lunchbox	**$ 281,456.83**
41220 Lunch Buffet Style	
41221 Cold	9,160.00
41222 Hot	233,583.64
Total 41220 Lunch Buffet Style	**$ 242,743.64**
Total 41200 Lunch	**$ 524,200.47**
41300 Happy Hour/Celebrations	206,864.80
41310 Cold	255.00
41320 Hot	3,560.00
Total 41300 Happy Hour/Celebrations	**$ 210,679.80**
Total 41000 Cafe Sales	**$ 837,295.92**
42000 Beverages	88,668.11
43000 Catering Sales	
43100 Catering & Bartending	6,227.94
43200 Delivery Revenue	26,375.02
Total 43000 Catering Sales	**$ 32,602.96**
44000 Oat Cuisine Sales	839,290.16
46000 Discounts & Returns	
46100 Discounts Given	-441,555.03
46200 Returns	-12,595.50
Total 46000 Discounts & Returns	**-$ 454,150.53**
Total 40000 Revenue	**$ 1,343,706.62**
Sales of Product Income	-366.00
Total Income	**$ 1,343,340.62**
Cost of Goods Sold	
50000 COGS	
51000 Product COGS	

51100 Food & Packaging	13.16
51120 Ingredients	489,165.18
51150 Packaging	49,309.64
Total 51100 Food & Packaging	**$ 538,487.98**
51500 Event Rentals & Supplies	1,702.12
Total 51000 Product COGS	**$ 540,190.10**
52000 Direct Labor	
52100 Production Labor	
52111 Wages	130,074.58
52112 Bonus	2,827.58
52113 Payroll Taxes	18,020.59
52114 Benefits	5,939.45
52115 Contractors - Production & Stage	-619.68
Total 52100 Production Labor	**$ 156,242.52**
52200 Delivery Labor	
52210 Wages	73,606.62
52212 Payroll Taxes	19,704.38
52213 Benefits	1,326.95
52214 Contractors - Delivery & Stage	132.08
Total 52200 Delivery Labor	**$ 94,770.03**
52300 Operations Labor	
52310 Wages	52,482.23
52312 Payroll Taxes	-2,599.52
Total 52300 Operations Labor	**$ 49,882.71**
Total 52000 Direct Labor	**$ 300,895.26**
53000 Freight In	638.83
59000 Other COGS	
59100 Kitchen Supplies & Equip < 2.5K	59,262.14
59200 Uniforms & Linens	11,756.00
Total 59000 Other COGS	**$ 71,018.14**
Total 50000 COGS	**$ 912,742.33**
Cost of Goods Sold	1,868.24
Total Cost of Goods Sold	**$ 914,610.57**
Gross Profit	**$ 428,730.05**
Expenses	
60000 Logistics & Fulfillment	
60100 Freight Out	94,005.05
60200 Merchant Service Fees	33,831.18
Total 60000 Logistics & Fulfillment	**$ 127,836.23**
65000 Selling Expenses	
65100 Growth	
65200 Payroll	

65210 Wages	167,683.61
65230 Payroll Taxes	12,952.46
65240 Benefits	43.00
Total 65200 Payroll	**$ 180,679.07**
65400 Sales Commissions	12,542.56
65500 Travel & Entertainment	
65510 Travel	137.94
65512 Ground Transportation	1,179.31
Total 65510 Travel	**$ 1,317.25**
Total 65500 Travel & Entertainment	**$ 1,317.25**
Total 65100 Growth	**$ 194,538.88**
Total 65000 Selling Expenses	**$ 194,538.88**
70000 Advertising & Marketing	
73300 Marketing Consultants & Services	12,452.90
73400 Advertising	9,393.02
73500 Design/Website Consultants & Services	678.77
73600 Marketing Collateral	249.33
73700 Trade Shows & Conferences	665.01
Total 70000 Advertising & Marketing	**$ 23,439.03**
80000 General & Administrative	
80005 Bank Charges	6,070.46
80010 Charitable Donations	15,507.00
80015 Dues and Subscriptions	13,048.53
80020 Insurance	109,322.93
80025 Meals & Entertainment (50% Deduct.)	1,369.18
80030 Office Expenses	249.52
80031 Office Supplies	9,595.76
80032 Small Equipment	21,946.79
Total 80030 Office Expenses	**$ 31,792.07**
80100 Payroll	
80110 Wages	102,784.62
80120 Bonus	2,435.47
80130 Benefits	3,821.50
80131 Health Insurance	54,422.25
Total 80130 Benefits	**$ 58,243.75**
80140 Payroll Taxes	15,364.87
80150 Payroll Processing Fees	6,593.80
80160 Employee Support	50,855.76
80170 Employee Training	37,344.62
80190 HR	3,030.81
Operations	
61100 Payroll	

61110 Wages	50,089.48
61120 Bonus	1,011.54
61130 Payroll Taxes	3,624.67
61140 Benefits	1,755.85
Total 61100 Payroll	**$ 56,481.54**
61300 Consultants	58,854.01
Total Operations	**$ 115,335.55**
Total 80100 Payroll	**$ 391,989.25**
80200 Professional Fees	
80210 Legal	37,587.80
80220 Finance & Accounting	74,870.80
80230 G&A Consultants	244,387.10
Total 80200 Professional Fees	**$ 356,845.70**
80300 Occupancy	
80310 Rent	121,599.13
80320 Storage	548.62
Total 80300 Occupancy	**$ 122,147.75**
80400 Repair & Maintenance	1,319.00
80500 Taxes & Licenses	
80510 Licenses & Permits	4,224.37
80520 Taxes	1,264.18
Total 80500 Taxes & Licenses	**$ 5,488.55**
80600 Technology	
80610 Online Tools & Software Services	31,911.56
80620 Computer & Electronics < 2.5K	1,281.18
Total 80600 Technology	**$ 33,192.74**
80700 Telephone	799.44
80800 Travel & Entertainment	2,378.42
80900 Utilities	-755.38
89999 Uncategorized Expense	-804.90
Total 80000 General & Administrative	**$ 1,089,710.74**
Total Expenses	**$ 1,435,524.88**
Net Operating Income	**$ (1,006,794.83)**
Other Income	
90000 Other Income	62,018.75
90100 Interest Earned	19.11
Total 90000 Other Income	**$ 62,037.86**
Total Other Income	**$ 62,037.86**
Other Expenses	
91000 Other Expenses	
91100 Depreciation & Amortization	
91110 Depreciation Expense	7,291.08

Total 91100 Depreciation & Amortization	**$ 7,291.08**
91200 Interest Expense	77,057.53
Total 91000 Other Expenses	**$ 84,348.61**
Reconciliation Discrepancies	35.31
Total Other Expenses	**$ 84,383.92**
Net Other Income	**$ (22,346.06)**
Net Income	**$ (1,029,140.89)**